Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: November 24, 2015

[ACN] - Allergen Town Hall Webcast

Monday, November 23, 2015, 12:00 Noon ET

Officers

Brent Saunders; CEO, President

Alex Kelly; EVP, Chief Communications Officer

David Nicholson; EVP, Brand & R&D

Bill Meury; EVP, President, Branded Pharma

Karen Ling; EVP, Chief Human Resources Officer

Participants

Unidentified Audience Member;;

Lauren Dwyer;;

Presentation

Brent Saunders: So we’re not going to go through formalities. I think you all know who I am and why we’re here today.

Today is truly a historic day. I think it’s an incredibly exciting day. And I’d like to welcome all of you to our Town Hall to talk about the combination with Pfizer.

We’re here in Jersey City with many of our colleagues from R&D and from Marketing and Commercial, U.S. Brands. And of course, we’re joined on the web, hopefully, from many colleagues around the world at different times of day. So good morning, good evening, and good afternoon to everybody.

What I’d like to do is go through some prepared remarks. I have some slides. To be fair, I haven’t really looked at them. So bear with me as we go through them. And then, of course, most importantly, I’d like to take your questions.

And I have members of our Executive Management team, our Operations Leadership team. I can see many of those leaders in the room as well. Paul Bisaro, our Chairman is here as well. And so we’ll all try to answer your questions to the best of our ability based on what we know today.

And so quickly we’re going to make one of our colleagues somewhat famous today. This is Will Glass, one of our colleagues on this slide. Will is in our Global Publications group working for Gavin. Is Gavin here today?

Unidentified Audience Member: No, he’s traveling.

Brent Saunders: He’s traveling. He’s working. Good. Somebody has to be working.

But Will is one of our colleagues who exemplifies being bold and acting bold and living his life in a bold fashion. And that is clearly what we did today, something bold, something that truly will make history, and, I believe, position us to be the absolute leader in the biopharmaceutical space for the foreseeable future.

So we’re going to jump through some slides. So let me talk a little bit about the transaction, the mechanics of this deal. Why is this a good deal for our shareholders?

So what this is is not necessarily a sale. This is a combination. This is a merger. We are going to exchange our shares for shares in Pfizer. Every Allergan share is worth 11.3 shares of Pfizer when we close this transaction in the second half of 2016.

What that means is, you can’t look at what the stock market does today. Many in the media price it off what we call a spot price, the close of a business on Friday.

When we negotiated the deal on October 28th, it was a spot price above $400. We’ll have to see what 11.3 Pfizer shares are worth to us when this deal closes in the second half of 2016. So a lot of work to do between now and then.

The key for us is to continue to drive value in our Company, to continue to advance our sales, to continue to advance our pipeline.

And today I’m looking at Jerry Lynch. But we are launching a great product today through our sales force in VIBERZI for IBSD. And so those are the types of activities we need to stay focused on to get the 11.3 to be very valuable.

When we do merge these companies, many of our leaders will join the new combined company. I would expect many of our ELT members to move into vary senior leader positions in the combined company. I would expect almost all of our OLT leaders to move into positions in the combined company. And the vast majority of our GLT to move into positions in the combined company.

This is not a deal about synergies. We’ll talk about that in a minute. This is a deal about growth, about building capabilities, and accomplishing what we’ve been working on, therapeutic area leadership.

The global operations headquarters will stay in New York. We will keep offices in places like California and New Jersey and the like. I don’t expect a lot to change. There could be some things that change, but things could have changed anyway. As you know, we’ve been reevaluating our footprint in New Jersey.

We will maintain our Irish domicile. We will, as a combined company, have over 5,000 people in Ireland. And so Ireland will maintain a very important part of our Company in the future.

Both boards have approved this transaction. However, we still need our shareholders to approve this transaction, and that’s why we expect this to close in the second half of 2016.

When you look at what we’re creating, if we could you go back a slide. Thank you. We are creating, in my opinion, the best business in our industry. We will be a leader globally, with a presence in almost 180 countries, almost 100 in which we don’t have a presence today—70 completely and 30, roughly 30, where we only had distributor relationships.

So now we will be able to take our medicines, our products more readily around the world to people who have never seen them before.

We will also have an R&D investment of $9 billion. Think about what we have accomplished with $1.5 billion, roughly, in R&D investment. To now have $9 billion to invest in cures and treatments, to invest in building out the sustainable leadership position in each of our therapeutic areas, is nothing short of remarkable.

This budget will be one of the largest private R&D investments in the world. And our leaders here in Jersey City, our leaders in Irvine, and those in Pfizer, will work together to figure out how to best spend that $9 billion, combining a open science approach and combining deep capabilities in discovery research. And I think we will really have the best of both worlds.

We will have an enhanced growth profile in the new innovative business of Pfizer, which is their vaccines, their oncology business, and their medical business. They are growing double digits. You’ll add that to our double-digit brand growth and that will create a powerhouse, one of the strongest, fastest-growing global pharmaceutical companies in the world.

They also have an established products business that has lower growth, but with our combination will likely get to or aspirationally get to mid-single digit [growth]. And then we will evaluate splitting that in two sometime in the next few years.

So why does this deal makes sense to us? I think I’ve touched on quite a few of these already.

One, we become the undisputed world leader in biopharmaceuticals with an R&D budget of $9 billion, a presence in 180 countries, and category and therapeutic leadership in areas like CNS, eye care, aesthetics, GI, oncology, vaccines, to just name a few.

And when we think about that capability, there’s many crossover opportunities for us. The ability for us to take more investment and take it into, let’s say eye care, I think is incredible.

The ability to take things that they know about CNS research and apply that to research in eye disease will be incredible. And these or just a few examples, not all of them. But I do think there’s tremendous synergy and capability upgrades that we can do when we combine.

I think the long-term upside of our pipeline, our 70 mid-stage to late-stage programs combine with theirs, creating well over 100 innovative pipeline programs, ensures our growth profile. As you know, that’s how we grow, we innovate to build growth.

And of course, we get the media value. Our shareholders get 11.3 shares in the number one company in the world. They also get access to a very strong dividend and a company that will be generating $25 billion of free cash flow after the dividend and after some of the share buybacks that will happen.

For Pfizer, the reason they wanted to do this was our category leadership. When they looked at our position in GI, CNS, eye care, women’s health, urology, and, of course, aesthetic medicine, there’s a lot of envy.

What we have done over a very short period of time of creating not only best-in-class commercial capabilities where we operate in these franchises, but also a pipeline of late-stage and mid-stage programs to sustain that leadership, is really something they were envious of and something that they had been trying to do themselves in areas like oncology and vaccines and inflammation.

And I think when we come together you’ll see us very focused on expanding our way of working into this new combined company.

Growth was another key driver of this combination. The strategic and industrial logic of combining these two companies was really primarily focused on growth. We are a double-digit grower. They’re a double-digit grower and they’re an innovative business. They have access to more markets.

Our pipeline is so much stronger together. Our resources are so much more vast together. And that’s how we’re going to pay for the premium, if you will, that’s in that deal.

So when you look at the combined company, it’ll be over $60 billion in sales. There’ll be roughly 4,000 of us in the United States, another 70,000 or so, rough numbers, outside the United States, and, of course, now without the generic business and Bob Stewart’s [wider] map of manufacturing facilities, our 12 with their 65 makes for one of the strongest supply chains in our industry, and something that will be focused on, quality and reliability on a go-forward basis.

When you look at the flagships, these are the therapeutic areas for the combined company. You can see what I was talking about with oncology, with inflammation and immunology, rare diseases, aesthetics, neuroscience, women’s health, anti-infectives.

The strength and opportunity of not just the marketed products, but the pipeline that sits beneath these marketed products make this either a leadership position today or the capability to get to a leadership position through our commitment to innovation along with their commitment.

And so it’s all about Growth Pharma. We come back to Growth Pharma. And the idea here is, yes, we’ve depressed our growth rate by a point or two.

But this will be the largest company, and growing. And that’s such a rare combination. That’s what many people will be surprised at when they see the companies come together in the second half of 2016, is the great growth and the great pipeline and the great capabilities of everyone involved.

And so as we think about the integration, Bob Stewart and Sanjiv Patel will be leading the integration from our side, working with folks from Pfizer, senior executives from Pfizer will be identified.

And we’ve done this before. We have always looked at how do we do both things, right?

And what’s interesting, and I know there’s a lot of anxiety in this room and from people watching on the web about how does this impact me. And I suspect if you’ve been here through each one of these, you’ve had that same anxiety time and time again. And what I would tell you is that conventional wisdom, other companies, would just try to survive each one of these.

What I know about all of you is that you thrive through each one of these. Every time we’ve done one of these and every time we’ve asked you to take a leap of faith with us, you have excelled through that.

We have created more opportunities. We’ve created better resources. And I hope that you’ll trust that that will be the case here too, that we will look out for each and every one of you to the extent possible.

There are not a lot of synergies in this deal. This is not about synergies. This is not about headcount reductions. This is about growth and upgrading capabilities and being able to service a broader set of patients around the world. And that’s what you’ll see this integration focused on.

Teva, just to touch on it, will go on as planned. We are committed to divesting our generics business to Teva. We expect that to close in the first quarter, as anticipated, of 2016.

Our teams have worked incredibly hard. We’ve worked well with the Teva organization. And this is full steam ahead, and we fully expect it to close in the first quarter.

So in terms of next steps, I mentioned the shareholder approval. Obviously, we have to get through antitrust and regulatory approvals, not only in the U.S., but around the world. And of course, we have to complete the Teva divestiture.

Integration here may be a little different than perhaps the Actavis/Allergan integration, in that we are going into the holidays. This week is Thanksgiving here in the United States. And then, of course, we get into Christmas, New Year’s, and the like.

And so my sense is there’ll be a lot of work being done behind the scenes. But you probably won’t hear much or sense much impact from the pre-integration planning period until the beginning of next year, which, again, is only five weeks away.

But from there, we will start to update you regularly on activities, how we’re thinking about the organization. And certainly, I think by March, April, May, a lot of information will be coming out, a lot of details, and we’ll be able to keep you updated there.

Obviously, we will have this website, the PremierBiopharmaLeader.com. I had to read that twice, PremierBiopharmaLeader.com website where you’ll see different postings and information and resources over time will be listed there.

Certainly, I would encourage any of you to reach out to your manager, your leader, obviously, everyone knows how to e-mail me. In fact, you can even follow me on Twitter. I know Alex Kelly likes when I say that.

But, look, I’m always committed to being as transparent as I possibly can within the boundaries of the law, and to let you know everything I know as quickly as possible as I know it.

And so I think in terms of culture, and then we’re going to open it up to Q&A, this is the most important to me. We have worked very hard over a very short period of time to build a unique culture at Allergan, about being bold, about building bridges, paring ideas, acting fast, and driving results.

This culture has to stay alive in the new combination. We have to be open-minded to new ideas. We have to be open-minded to the things that in their culture work. But we have to work hard to keep this alive.

I’m committed to doing it, but I can’t do it alone. We have 15,000 ambassadors for our culture that will be asked to join this new company. And if all of you are as passionate and committed about what we’ve been doing here, as I am, then I have no doubt in my mind that we can keep this culture alive and really use it to create the new company.

And so I ask for all of your help, all of your commitment, and all of your focus to help build our culture and keep it alive as we merge with Pfizer.

So, Alex, can we open it up for questions from here?

Questions and Answers

Alex Kelly: Yes. All right. So we are open for questions, and we have a big room with a lot of people in it. The sales force last week had a lot of questions. So I’m sure that you guys have even more this week.

Unidentified Audience Member: Hi, and good morning. Congratulations for the deal. I think it’s wonderful to hear that you keep up [the good] culture. So I think this is what made us unique and will certainly continue to make us unique.

So what is going to happen to our highly efficient and effective R&D culture?

Brent Saunders: Yes. I think that’s a good question for you? What are you going to do to help keep that culture alive and well?

I can tell you what I’d like to see happen, which is that you go in with a strong sense of purpose around what you want it to be, but also an open mind to learn what they do well.

And I think if we do that, you will have my strong support to do it. You’ll see lots of other executive leaders backing you up. But you, as a leader in R&D, have to carry that torch too.

I don’t know if, David, you want to add anything. But that’s how I think about it [a lot].

David Nicholson: Yes, happy to add a few things and to echo basically what you’re saying, Brent. That, look, I think that the R&D organizations at Pfizer and our own R&D organizations are very complementary, and together we’re only going to get stronger.

We’ve launched 13 new molecular entities since 2009. They’ve launched 10 since 2010. So they’ve also been productive. So we’re bringing together two very productive R&D organizations.

Obviously, we’re very proud of the efficiency and effectiveness of our drug development operations, as well as other parts of the organization. And it’ll be our task to take that into Pfizer and to take the good things from ours and to bolt it onto the good things from them. I’m sure we’re up to that, too.

Brent Saunders: Thanks, David. Alex, there’s a question over here.

Unidentified Audience Member: Hi. Thank you for coming. Wanted to know, as far as it seems that Allergan and Pfizer has two different philosophies. We’ve seen with Pfizer they seem to have the blockbuster drugs, whereas, with Allergan, we have the seven different disease states that we’re focused on.

What do you foresee in the future as far as the direction that the Company’s going to be? Is it going to be the big blockbusters and divesting the rest of the drugs or as far as focusing within the franchises and expanding and having as many products possible?

Brent Saunders: Yes. I think it’s actually very (inaudible—technical difficulty) complementary, and the answer is, we have to do both. And I think you see even though you believe that in our seven therapeutic areas we’re focused on smaller needs, we also have a few shots at big blockbusters.

In CNS, in our depression or mood disorder pipeline, we have shot at blockbusters. In eye care, in Abicipar and DARPin, we have blockbusters. Then we have some more focused opportunities, things like the [XEN] stent for glaucoma, couple hundred million dollar type opportunity.

And so we’ve done and tried to do both. They do tend to focus more on bigger opportunities. But that doesn’t mean they don’t want to do the smaller ones too.

And I think in fairness, the only thing that should matter to us is, are we solving for unmet medical need, whether it be small or large. The way we will focus that view, even in the combined company, is in the areas in which we focus. And we’re just going to add a few more to the seven that we have, oncology, vaccines, orphan disease. And I think nothing really changes after that. Honestly, it’s exactly the same philosophy.

Unidentified Audience Member: Brent, October 1st, was the two-year anniversary of you succeeding Howard Soloman as CEO of Forest Labs, and kind of started the odyssey that brought us where we are today.

Wondering if you could just reflect on everything that’s happened over the last two years and maybe what you see happening in the next two years.

Brent Saunders: Yes. Look, the last two years have been incredible. We’ve got to do so many wonderful things. I’ve met so many talented people. We built one of the premier companies in our segment or in our industry. And we’ve done a lot. What we’ve accomplished together is nothing short of remarkable.

I view this as just the next step in that transformation. And while I get that that creates anxiety and nervousness amongst our people, I would tell you that you should become quite experienced at change by now.

And I think we, we being all 15,000 of us, for the most part embrace change. We look for opportunity in change. And I think if we go into this particular transaction, this combination with that mindset of embracing change, of building the best and biggest premier biopharmaceutical company in the world, I think the sky’s the limit. And that’s what gets me so excited about the future.

And I have to tell you, I do think our future is so compelled, so exciting. There’s no one in our industry that’s sitting in a room today with the opportunities that all 15,000 of us have right here. And it’s how we go into that will determine how successful and how much we capture of that opportunity.

Alex Kelly: Brent, we have a question over here.

Lauren Dwyer: Lauren Dwyer from managed markets. First I want to give a comment on last week’s Town Hall. Being a WVU alum, I am looking forward to [the healthcare forum].

Brent Saunders: Uh-oh, they’re everywhere.

Lauren Dwyer: So second, so do you foresee any issues or concerns with shareholder approval or with the regulators? And if so, what would they be?

Brent Saunders: Yes, I don’t. I believe that the strategic logic of this deal, the industrial logic of this deal, is incredibly exciting. I think the regulators and others will have to review and opine on this deal, as they do every transaction we do.

But we have done our own review. We have built this combination to follow all the laws and rules and regulations and pronouncements that are out there and are known to us. And so it should close.

Our shareholders will obviously have a say in this. Their shareholders will have a say in this. But I do fully expect them to vote in favor of the deal and this deal to close in the second half of 2016.

Alex Kelly: Brent, we only have about 60 or more questions coming online. So I’ve got plenty. But hopefully there’ll be even more from the room. Thank you.

So let me start with the most direct question. Last week we had the Town Hall. This question came up. I think it was the first question also by one of your friends from WVU.

But I guess the writer of this note says that your speculation was kind of downplayed a little bit last week, and now, just a few days later, we’re announcing this deal.

How can employees, I guess have confidence and trust for the future?

Brent Saunders: Yes. So first, I would say, obviously, Mountaineers are you — are smarter than I thought, right. They see the questions. No offense.

Look, in all seriousness, I don’t think I was downplaying the answer. The answer I provided was really trying to bring focus to the idea that we’ve been through a lot together. That sales force in that room in Dallas is one of the best in the world. They are the most productive in the world. And we value them.

And my point to them is, every time we had done a deal, they were probably nervous. And yet, they were all sitting there in Dallas launching a new product [5ESD]. And so I asked them to give me a bit of trust that if we were to do something, that we would have their back and look for ways to make sure that this, too, also worked out well for most of them.

And that’s the answer I would give them today. And I think that’s the answer I tried to give them then. If it was misinterpreted, that’s upsetting to me, but that’s not an issues.

I come to work every day trying to earn trust of all of you, of our customers, of all of our stakeholders. And I’ll continue to come to work every day trying to earn your trust. And so hopefully, our entire leadership team does the same and that we all live by those actions rather than words.

Unidentified Audience Member: Brent, speaking of the sales force, I think that the message is that they get the idea to stay the course and keep focused on their customers.

But when will we find out how the merger affects the field force?

Brent Saunders: Yes. I don’t know if Bill would comment. My sense of it, it is way too early to comment on that. I suspect it won’t be until perhaps the spring where we’ll have more specific ideas around that.

But I think that we will be rolling out a retention plan for our U.S.-based sales organization probably in about two week’s time, give or take. And they should just wait to see how committed we are through some of the actions that we’ll be taking in the next couple weeks.

Alex Kelly: Okay. What about synergies? Cost reductions with two companies coming together this big, where do you think the cost reductions might come from?

Brent Saunders: Yes. So the cost reductions in total are about $2 billion. Big number, I get that. But off of a very large base, a cost base of the combined companies, well in excess of $30 billion.

So compared to the deals we have done where we tend to target 20% to 30% reduction in the overall cost base, this is very light.

We’re also expecting to get them a lot slower, which means there’ll be natural attrition and other things that will direct a lot of those synergies.

That being said, there will be some — I don’t want to overstate that or understate it. But that’s not the focus of this deal. There are some natural overlap areas, administrative overlaps, and things of that nature. But this is about growth.

This deal is about investing more in marketing, investing more in R&D, and the like. There will be, I think about two-thirds of the reductions will come off in overlap areas around the world in sales and marketing, and about a third out of R&D back office. We’re not going to target programs. And then the rest, a small amount out of COGS, is how we’re thinking about it.

Unidentified Audience Member: Brent, earlier you said that you thought the vast majority of the OLT and the GLT would have roles in the combined company. Well, what about the rest of us? What about everybody else?

Brent Saunders: Yes. Well, I think it’s a cascade. And so the best way — again, there’s not a lot of planned headcount reduction in this deal. So the best way to make sure that we take the vast majority of our 15,000 people into this combination is to create champions for our culture and for our people.

And we do that by creating a cascade of leaders moving over and bringing their people and their departments and their teams with them and being champions for them.

And that’s why it’s always important that the leaders in this Company don’t commiserate and don’t go into this close-minded, but embrace the change and go in as leaders and championing their teams and the talent that we have here, because I can’t represent all 15,000 people individually. I will try. I will do my best to do that. But we need the whole team rowing the boat in the right direction doing that.

And I don’t think it’s going to be a fight. I think it’s going to be very easy. We just need to do it.

And so I think Bill Meury, David Nicholson, Bob Stewart, others, will be part of this senior executive team at the new company. We’ll work out the details of what their roles and responsibilities will be.

My sense is over the coming weeks and months we’ll announce other executive team members to come over. We’ll announce OLT members to come over. And then we’ll roll out to GLTs and so on and so forth.

And that cascade will be like a snowball rolling down the hill, where then the vast momentum of everybody moving over into this new combined entity.

Unidentified Audience Member: Thanks for the comments about the team last week. They work very hard, and I’m sure are putting forth a good effort with VIBERZI today.

Ten months is a long time, right. And so during the past two integrations we’ve announced other product acquisitions in the interim.

What’s our flexibility to do the same here? And do you anticipate that’ll happen over that ten-month period?

Brent Saunders: Yes, it’s a great question. So, yes, you’re right. I mean, most of the deals we’ve done, we’ve been able to close in four or five months. This will likely be twice as long as other deals. And that’s what the cadence of the integration or pre-integration planning will feel different this time than perhaps the last few ones we have done.

It’s only because of the global scale and complexity of this versus others, as well as having a few regulators tied up on our Teva divestiture. So they’ll be busy before they can start looking at this from an antitrust perspective, which we don’t believe to be a significant issue.

So we built operating covenants into this agreement to allow us to continue to run our business during this expanded pre-integration period and to do things like deals.

And I think the last few deals we’ve done, so when we’re doing the Forest/Actavis combination, we bought Furiex, which gave us the NDA file for VIBERZI, which we are launching today. When we did Allergan and Actavis, we bought Durata. Durata, that gave us DALVANCE for our anti-infective deal.

So I think you’ll see that pattern continue to the extent we find growth assets, good science, good R&D projects that fit within our seven therapeutic areas. We have a lot of freedom, not complete freedom, but a lot of freedom to operate to continue to do that.

Alex Kelly: So, Brent, some people are wondering about the sticker price on this deal, $363. We just traded at $330 a couple months ago. Is this a good deal for our shareholders?

Brent Saunders: Yes. We also traded, I think, at $240 three weeks ago. Look, you can’t get caught up in a spot price. That’s the point I was trying to make. I don’t think it’s worth $363. I believe it’s worth $400-plus.

We’ll have to prove that out. We’ll have to go out and — when I leave here, I’ll be going out and starting a road show to meet with investors, explain a lot of the things I just explained to you, convey our excitement for the combination, why we think this will create even more value for our shareholders. And that’s a process.

And as you know, here in the United States, where most of our shareholders reside, it’s Thanksgiving week. So it won’t happen as quickly because people just aren’t around. It’s just practical.

But we’re committed to explaining the rationale for the deal. And I do believe people will understand it and I believe that it will be more valuable than perhaps what today reflects.

We can’t get caught up in one-day spot prices. We’re going to own 44% of the combined company. And that’s an incredible accomplishment for us, to be essentially close to half of the ownership of the largest and what will be the best pharmaceutical company in the world.

Alex Kelly: Do you think this largest pharmaceutical company in the world could be bought?

(Laughter)

Brent Saunders: No. To be fair, at this time, it would be almost impossible. Think about it. When I used to answer this question, I’d say there was only a handful of companies big enough to buy Allergan, and one of them did.

That being said, we will be the fourth largest company in the world. Number one is Apple. Number two is Google. Number three is Microsoft. And the pro forma combined company should be number four. And I think we can overtake Microsoft, but that’s just a personal view, to be in the top three.

So look, I think it’s a hugely valuable company. When combined, it should be 330 or more billion-dollar company. And that’s why I’m saying, owning 44% or near half of that company for our shareholders is just an amazing opportunity for them.

Alex Kelly: Okay. A lot of people in this row have questions for Karen. I’m not going to point to anybody in particular.

But, Karen, what’s the plan for retention for employees, whether it be incentive plans or bonuses put in place for people at Allergan?

Karen Ling: Yes. So I did spend a lot of time with my counterpart talking about this. And quite frankly, the goal we were trying to achieve is really from both sides of the organizations to really get people to remain focused on the business.

We both shared that approach and we really looked at how do we really help all of our employees in the combined company?

So when we talked about different types of ways to keep our people motivated, they kind of mirrored it also. So I think that’s good news.

And so there are certain things that we’re putting in place. Brent mentioned some of the things in terms of the U.S. sales force, we’ll have more specifics in two weeks. And why we’re waiting two weeks is we want to design it together because they want to put it in place for their folks.

We are looking at designing plans for our front-line plant managers, finance directions, country managers.

Again, the goal really is for people not to worry about our financial issues, but really to have comfort and we want to make sure we have security for the broadest number of people so people can do what we’re really good at doing is staying focused on the business.

And then so for the folks that we didn’t name, again, there will be some additional types of retention incentives. But we, as a management team, will work together to really make sure that we really focus on our most critical people and the critical jobs, our highest performing talent.

So again, the message is focus on the business, show your best, not only so that you can thrive, but as we get to know our counterparts, show that you’re the best of the best.

On the investor call that I listened to, there was a slide, and they did talk about that this was really a merger and that in terms of talent looking for the best of the best. And so we’re really trying to do all that we can do to enable you to be your best in this.

So more information on specifics. But we did agree on both sides that there will be things coming down pretty soon.

Brent Saunders: Maybe I would just add, we shouldn’t look at retention as a windfall. We really are trying to preserve large groups of people. We’re trying to stay a little bit more focused on our front-line colleagues with retention. Doesn’t mean we’re going to exclude others.

But I think a lot of people look at retention as a validation of their value inside the company or the like.

I expect that most of you will join the company. I hope you see the excitement in joining this company and that our future is very bright. In fact, I’m looking at the faces and I’m just remembering back to giving this same kind of presentation in New York City at Forest two years ago or so, and saying that to you then.

And you’re all still sitting here, much like the sales force was in Dallas. And I think you’ve seen greater opportunities, more excitement. I’m sure there’s been some frustrations along the way as well.

But overall, it’s been a really good two years. And I suspect the next 2 years, 10 years, 15 years, and beyond will also be very exciting.

And whether or not you get a retention or a windfall, shouldn’t really create your energy around this deal or dictate your energy. The reality is, if you go into it, again, championing our people, championing our culture, and being ambassadors, it will make it easier for everybody else. You’ll be supporting your colleagues. Because one energy absorber, one person who goes in and is really close-minded and nasty, sets a reputation for the rest of us. Then they say, oh, those Allergan guys, they’re hard to deal with. And that starts to spread on the other side.

And so I just ask you to please, even regardless of your own personal feelings, when you’re interacting, remember you’re representing all of us and that we want to put our best foot forward and we want our culture to be a significant part of the new company.

Alex Kelly: Karen, a question about stock vesting. I think probably two perspectives. This particular person’s writing about vested or unvested shares of stocks held by employees that are going to Teva. Will they benefit from this deal considering they’ve helped build a lot of value in our Company?

Karen Ling: Yes. So in terms of the shares of the folks going to Teva, again, I think we talked about how that will roll over into Teva shares.

And so the importance there in terms of continuing to create the value is making sure that Teva’s stock price continues to go up and the business of the combined companies are successful.

This deal does not impact how the shares of employees transferring to Teva are impacted. Those were negotiated with Teva. That deal is expected to close before this deal closes. So really no change to the impact there.

Brent Saunders: Yes. The other thing I would add is I think people are going to look at shares. And I’ll just personalize this for a second from my perspective. There’s been — my shares and all that is somewhat out in the public, and there’s articles written about some enormous amount of money that I make from doing this deal.

To be fair, I certainly have made a lot of money. No question about it. But it’s all on paper. It’s all in Allergan stock. I’m not selling one share as a result of this deal. I’m taking it all and rolling it into the combined company stock.

And so on paper, yes, it’s an enormous amount of money. But I’m not taking any of it out, because I believe in this combination. I believe in the future value that we can create here. And so I’m voting very clearly with my wallet and with my heart that this is the right thing to do.

Karen Ling: One point I want to just clarify. So for the people who [are] going over in terms of the Pfizer transaction, our shares would roll over. We talked about the exchange there.

Similarly with Teva, we agreed that their shares would roll over into Teva shares. So that there is symmetry there is what I’m saying, but very different impact because it’s very different companies.

Alex Kelly: Okay. Karen, this one is getting a little bit further down into things, but important group.

How will this deal affect military veterans who are in good standing who might be impacted by the merger?

Karen Ling: I’m not really sure how to answer that question. So I will take that back and when we set out the next set of FAQs, I’ll have a more specific response.

Alex Kelly: Is there any reason to think that the military veterans would be adversely affected?

Karen Ling: No, not at all. I think, again, with military veterans and in terms of our other programs too, there is really no change. There’s a lot of provisions that provide for continuity of many of our programs for at least 2017. So even programs for our military veterans would be continued.

Brent Saunders: Yes. And look, I don’t know all the specifics or the legalities of it. But I would tell you, of course, we have their back. And, of course, Pfizer has a great program for military veterans as well. So we’ll figure it out.

Alex Kelly: Okay. Question? Thank you.

Unidentified Audience Member: A lot of people are asking because you raised it earlier that it’s the year end. How would the timing of this affect a lot of our yearend processes, rebranding, reviews, all that [sort of thing], promotions, all the yearend stuff we had planned?

Brent Saunders: So let me start by saying, any question that starts with how will this change anything, I think the default answer should be it doesn’t. Unless you hear very specifically from us otherwise, it is business as usual.

This will be a longer period of time. And so we need to make sure that we continue to operate our business as usual.

With respect to bonuses, with respect to reviews, with respect to budgeting, with respect to everything you mentioned, it is business as usual. Nothing will change. Everything will happen exactly as it was going to happen before the deal was announced.

Karen Ling: Can’t add anything more than that. That’s exactly right. No change whatsoever.

Alex Kelly: Question for Bill probably. How many sales reps does Pfizer have in the U.S., if you can tell us?

Bill Meury: Yes. Their sales force is similar in size to ours. It’s a primary care and specialty group. There’s roughly 3,500 to 4,000.

I’m sure you’ve looked at the product lines, you’ll see that they are more complementary. There’s not a great deal of overlap. Even when we operate in similar areas, the products are very different.

And as Brent said earlier, as it relates to the field forces on both sides of the combination, what we are focused on is the number of product launches that both companies have over the next 12 to 18 months.

We just launched roughly nine, depending on how you look at it. We have another six or seven planned. And Pfizer’s got a real high-quality product line on their side too. So there are plenty products to go around and there’s an awful lot for the field force to do.

Alex Kelly: Brent, there’s interest in knowing what exactly is a president and chief operating officer?

Brent Saunders: I don’t know.

(Laughter)

Brent Saunders: Look, I think the point that that’s trying to make is I will have a very significant role in the new combined company. I will have all the commercial businesses reporting to me. I’ll have the manufacturing network reporting to me. I’ll have other functions like strategy and more to be determined reporting to me.

And really, very importantly, I’ll be a member of the Board of Directors of the combined company. Paul Bisaro will also be joining the Board of Directors. Two other of our current directors will be joining the Board of Directors.

And so what I was talking about earlier, the cascade has begun. The idea of what is the new leadership of this combined company has just begun. I fully expect, as I said earlier, just because I’m looking at him, Bill, David, Bob Stewart, and others to have very significant roles.

I expect other ELT members to have roles to be named later, and so on down the line.

And so as we do that, then they’ll become champions for their teams and for other people across the Company. And that’s how we’ll put ourselves in a very strong position.

Alex Kelly: Brent, do you have any view on sites? We have big sites here. We have a big site in Parsippany. We have a big site in Irvine. We have a big site in Marlow. And then you can go from there. Any comments about that?

Brent Saunders: Yes. Look, I can’t go through and name what’s going to happen to every site. I will tell you that Irvine, we’re committed to Irvine. We’re committed to what’s there. There’s no overlap, or virtually no overlap there. So I would suspect that that is going to more or less, not perfectly, but more or less, look like what it is today.

I think we are absolutely committed to having a strong presence and site in New Jersey, and I don’t suspect there’ll be much change there.

There’ll be a big office in New York City. I know there are a lot of colleagues in this room in particular, that live in New York and changed their commuting patterns to come to Jersey City. There may be more flexibility for some folks to choose between New Jersey and New York.

There are others that live in west New Jersey that don’t want to go to New York.

So we will sort that out and try to work with people to the extent it’s feasible or practical to try to make commute and work/life balance better.

But I don’t think there’s a big focus on site reductions in this deal. We’ll have to take them one at a time. And certainly, as we know that, we’ll certainly announce it. But I wouldn’t get too caught up on that. This is about preserving talent and building growth, not necessarily cutting.

Alex Kelly: Brent, I think this question comes from our colleagues at Anda. I know Sean Lennon is down at the Anda site. Where do you see the Anda Panda going in the future company?

Brent Saunders: I think Anda has a really shot of adrenaline through this deal. Maybe that’s not the right expression.

But look, I think what Anda had done so well was really be a strategic partner to our generics business, and that will continue and there’ll be a strong relationship with Teva.

But I think when we look at the established products, that also creates a lot more opportunity for Anda. We have to sort it out. We haven’t thought through all the opportunities and/or risks associated with that.

But I think there’s — my view sitting here on day one, preliminary view is there’s more potential, more opportunity for Anda in this combination than in our standalone setting.

I also think Anda’s doing a great job. I just was driving here with Bill Meury. We’re talking about VIBERZI launching today, and heard that Anda’s doing an amazing job supplying Wal-Mart and some others with VIBERZI.

So our Anda colleagues are really working hard, not on just established or generic products, but also helping launch our brands. And they did a great job with LILETTA. I see Amy over here, right? They did a good job with LILETTA.

So they’re doing — they’re learning, they’re adapting, and they’re really creating value. So the Anda Panda will stay alive and well.

Alex Kelly: Okay. Sanjiv Patel will be happy to know that. He puts it in all of his presentations, so.

So the next question about the brand name. I think Christine asked about branding. If I can take that, then I’ll ask you the question about the future brand name.

In terms of branding initiatives for Allergan, our plan is to get the Allergan identity fully rolled out to all colleagues who are part of the brand business as soon as possible. I would hope that by the beginning of the year everybody will have Allergan identity on their business cards, on their e-mail address. And the team is working on some very quick wins to get that done.

Brent Saunders: Yes, I think that make sense. And look, the company name will be Pfizer. The stock ticker will be PFE when the deal closes. But that doesn’t necessarily mean the Allergan identity has to go away. We haven’t sorted through it.

But I can think of, off the top of my head, a conceivable way that Allergan could exist for certain parts of our business. But nothing definitive, just to be clear.

Alex Kelly: Brent, I think we have time for maybe just one or two more questions, at most, so that people can get back to their day.

What about Pfizer splitting? They’re going to do this deal, and then they’re still talking about splitting. How does that work? How does that affect us?

Brent Saunders: Yes. Look, they haven’t yet decided to split. We should be clear on it. It’s just optionality. It’s just something that they’re considering.

The vast majority of what we do fits into the innovative products business, which includes the vaccines, oncology, and consumer today.

We have to sit back and really study how we re-sort some of these assets to make sure that we create strong business units.

And I would add that the operating model there is very different in that they have strong business, global business units versus geographies the way we manage today.

And so I think when you have a presence in 180 countries and you go to global business units, that creates lots of opportunity for people to have new challenges, new experiences, and the like.

So I’m pretty excited about that for our teams to be able to not just built in one geography, but to take their expertise, their knowledge in areas like women’s health or GI or eye care or aesthetics or CNS more globally than just in one focus market, whether it be in Europe or the U.S.

And so I think all that stuff will be sorted out, and we’ll provide details as we move forward. But I think lots of opportunity.

Alex Kelly: So, Brent, my last question I think is one that is on many people’s minds. We’ve talked as we’ve been kind of building the culture and thinking about the culture about a very fast, nimble company.

There are people that came from Allergan, there are people that came from Actavis, there are people who came from Forest who always had a desire to be part of something small and fast and not big pharma. And yet, now we’re combining with Pfizer who is very much viewed as a big pharma company.

How do you kind of but those two ideas together?

Brent Saunders: Yes. I would say keep thinking that way. Look, kind of what I’ve been saying a lot through the morning is, if you believe that, if that’s what’s important to you, and it is to me, then be a champion for it.

We control our own destiny. I think if you believe that someone else is going to control your destiny, then Allergan wasn’t probably the place for you to begin with. We’re change agents. We lead change. We don’t let it happen to us.

And so I hope that you all go into this combination, as I said earlier, being champions for our culture, being champions for our people, to keep the bureaucracy at a minimum, to stay nimble, to stay open-minded, to be flexible, to build bridges, understand the power grid that we’re going to plug into is even more vast with more capabilities and more opportunities.

I think if we do all those things, this will be the most exciting dynamic company in the world.

If we go into it close-minded, if we go into it with fear or anxiety, then I think the odds are stacked more against us.

And so I hope we all want to improve our odds. I hope we all think that we have something truly unique and special here and that we can take it to a bigger stage. And I think it works.

I think this will play beautifully well on a bigger stage. And if we do it together, it’s quite easy. If we do it in a divided way, it will be quite difficult.

And so just as a close, I just want to thank everybody. I know we’ve asked you to do a lot. We’ve put a lot on everyone’s plate. We’ve stretched all of you in different ways.

And so please, take advantage of the holidays in front of us, use that to get a little time away, spend time with friends and family and loved ones. But recognize that this is a dynamic industry and we have an opportunity to make history, to do something that no one thought was possible.

And I hope you join me in the journey to create the best, the most exciting biopharmaceutical company in the world. Thank you all. I appreciate it.

(Applause)